EXHIBIT 13
INTERIM REPORT FOR THE
PERIOD ENDED DECEMBER 27, 1997


To Our Shareholders:

    Net income for the second quarter increased to $498,000, compared to $84,000 in the same quarter last year. We continue to displace lower-margin business with new business yielding higher returns, and so, although sales remain level, we have made an improvement in overall product mix.

    The Power Distribution Products Division completed the launch of their new line of commercial-grade transformers to the distributors servicing the new construction market. These new units are competitively priced and feature several design changes allowing for easy installation.

    Sales efforts in Latin America and the Middle East are yielding new growth opportunities and increased sales. New initiatives in the Pacific Rim Region have slowed recently, due to economic factors affecting these local economies. However, to date, this represents a very small percentage of our business and should have little impact on divisional sales.

    Production start-up this past quarter at our Electronics Division was very smooth on a new power supply for McDATA Corporation. Based on this early success, McDATA has awarded us two new programs which will go into production next fall. These new units will see application in fiber-optic switching equipment.

    Our Aerospace Division received an award from Boeing in recognition of their outstanding support on the Boeing 777 program. Our relationship with Boeing continues to strengthen, and we are actively working with them on several new programs.

    We are encouraged by the progress that has been made on all fronts and look forward to an improved year.




Robert J. McKenna
Chairman and CEO

February 6, 1998

ACME ELECTRIC CORPORATION
East Aurora, New York

The following tables set forth certain unaudited financial information for the twenty-six-week periods ended December 27, 1997, and December 27, 1996 (in thousands, except for per share data):

                                                 BALANCE SHEET

                                        12/27/97    12/27/96    06/30/97
                                        --------    --------    --------

Current Assets..................         $29,217      34,799     $29,694
Fixed Assets and Other - Net....          19,948      19,162      20,450
                                         -------     -------     -------
  Total.........................         $49,165     $53,961     $50,144
                                         =======     =======     =======

Current Liabilities.............         $11,410     $12,918     $12,975
Long-Term Liabilities...........          20,568      25,180      20,681
Shareholders' Equity............          17,187      15,863      16,488
                                          ------     -------     -------
  Total.........................         $49,165     $53,961     $50,144
                                         =======     =======     =======


                                         INCOME STATEMENT

                          13 Weeks  13 Weeks  26 Weeks  26 Weeks   F/Y
                           Ended     Ended     Ended     Ended     Ended
                          12/27/97  12/27/96  12/27/97  12/27/96  06/30/97
                          --------  --------  --------  --------  --------

Net Sales...............   $22,752   $23,478   $44,931   $46,701   $94,062
Net Income .............       498        84       668        90       136
Net Income Per Common Share
  (Basic and Diluted)...      $.10      $.02      $.13      $.02      $.03
Weighted Number of Shares
  Outstanding Used to Compute Net
  Income per Common Share:
    Basic............... 5,044,323 4,952,961 5,043,173 4,948,928 4,962,190
    Diluted............. 5,059,380 4,965,378 5,058,119 4,961,463 4,971,789

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